Exhibit 99.2

AGENCIA COMERCIAL SPIRITS LTD Announces Closing of $7 million Initial Public Offering

Taiwan, October 23, 2025 – Agencia Comercial Spirits Ltd (the “Company” or “Agencia”) (Nasdaq: AGCC), a Taiwan-based specialized importer and distributor of high-quality whiskies, today announced the closing of its initial public offering (the “Offering”) of 1,750,000 Class A ordinary shares at a public offering price of US$4.00 per ordinary share (the “Offering Price”) for total gross proceeds of US$7.0 million, before deducting underwriting discounts and offering expenses. In connection, the Company has granted the underwriters a 45-day option to purchase up to an additional 262,500 Class A ordinary shares of the Company, at the Offering Price, representing 15% of the Class A ordinary shares sold in the Offering.

The Class A ordinary shares began trading on the Nasdaq Capital Market on October 22, 2025 under the ticker symbol “AGCC.”

The Company intends to use the net proceeds from the Offering for: (i) expanding our supplier network by partnering with reputable whisky distilleries, allowing us to diversify and enhance our product portfolio; (ii) increasing our bottling and packaging capacity for our proprietary brand whisky products; (iii) enhancing our warehouse facilities and strengthening our inventory capacity in response to growing market demand; (iv) implementing strategic marketing initiatives aimed at driving growth, as well as expanding our sales team and strengthening our market presence in both existing and new geographical regions, including Japan, Hong Kong, Singapore, Malaysia, and other Asia-Pacific countries; and (v) general corporate purposes.

The Offering was conducted on a firm commitment basis. D. Boral Capital LLC acted as the lead underwriter, and Revere Securities LLC acted as co-underwriter (collectively, the “Underwriters”) for the Offering. Concord & Sage PC acted as U.S. legal counsel to the Company, and The Crone Law Group, P.C. acted as U.S. legal counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-288600), as amended, and was declared effective by the SEC on September 30, 2025. The Offering was made only by means of a prospectus, forming a part of the registration statement and a free writing prospectus. Electronic copies of the final prospectus relating to the Offering may be obtained by visiting the SEC’s website at http://www.sec.gov or by contacting D. Boral Capital LLC via standard mail at 590 Madison Avenue, 39th Floor, New York, NY 10022, or by email at info@dboralcapital.com or by telephone at +1 (212) 970-5150; or Revere Securities LLC via standard mail at 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by email at contact@reveresecurities.com or by telephone at +1 (212) 688-2350.

Before you invest, you should read the registration statement, the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Taiwan-based specialized importer and distributor of high-quality whiskies, including both bottled and cask whiskies, in Taiwan and international markets. The Company is dedicated to delivering a diverse range of high-quality whisky products that cater to the discerning tastes of its customers. Its product portfolio is designed to meet the evolving demands of the market, leveraging extensive industry experience and strategic collaborations. The Company primarily operates within the whisky industry through three distinct business areas: procurement and distribution of bottled whisky, procurement and distribution of raw cask whisky, and cask-to-bottle & distribution business, which involves brand-authorized whisky bottling, packaging, and sales. Each segment plays a vital role in the overall strategy, allowing the Company to cater to diverse consumer preferences and market demands.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

The Company’s Contact:

Agencia Comercial Spirits Ltd

No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist. Taichung City 42061, Taiwan (R.O.C.)

Phone: + 886-4-25614413

Email: Victsai@agcctw.com